

February 24, 2011

James M. Cassidy
President
Alderwood Acquisition Corporation, et al.
9454 Wilshire Boulevard, Suite 612
Beverly Hills, CA 90212

> **Re:** **Alderwood Acquisition Corporation**
> **Oakwood Acquisition Corporation**
> **Pinewood Acquisition Corporation**
> **Sherwood Acquisition Corporation**
> **Amendment No. 3 to Forms 10-12G**
> **Filed January 25, 2011**
> **Forms 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed January 26, 2011**
> **File Nos. 000-54148; 000-54147; 000-54146; 000-54145**

Dear Mr. Cassidy:

We have completed our review of your Forms 10 and related filings and do not have any further comments at this time.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Lee Cassidy, Esq.